Corey Shaw

SUMMARY

Mobile and web application engineer offering a strong foundation in software development and programming principles across multiple platforms.

EDUCATION

Morehouse College **Atlanta, GA**
Bachelor of Business Administration Candidate May 2019

- Concentration in Management
- Cumulative GPA: 3.33/4.0
- Relevant Coursework: Financial Accounting , Managerial Accounting , Microeconomics, Macroeconomics, Marketing

The Iron Yard **Atlanta,GA**
Java Back-End Engineering May 2016

- Participated in an immersive 12 week training program covering Java fundamentals
- Certifications: Java

EXPERIENCE

Legal Equalizer Inc. – CTO (Atlanta, GA) 05/2016 - Current

- Initiated and managed the introduction of a cross-platform mobile version of the desktop product
- Coordinated the adoption of the Agile methodology across all platforms.
- Interacted and managed team to eliminate bugs in code and improve app performance.

Emory University – Software Engineering Intern(Atlanta, GA) 08/2016 - Current

- Worked to develop user-friendly and visually appealing interfaces for Android and IOS platform.
- Helped to develop, deploy and maintain mobile health applications.
- Collaborated with the development team to create clean interfaces and simple, intuitive applications and experiences.

AmeriCorps Vista (Atlanta, GA) – Summer Intern; 05/2015-08/2015

- Helped organize year end entrepreneurship workshop.
- Designed and created a 20 week long Youth Entrepreneurship Incubator curriculum.
- Designed and created Youth Entrepreneurship Incubator Business Exposition.

ACTIVITIES

- Member of the Morehouse Business Association.
- Volunteer/Mentor at F.L Stanton Elementary and Maynard H. Jackson High school.
- Member of Techsquare Labs Code Start program.

AWARDS/ ACCOMPLISHMENTS

- Featured in Forbes article “Why Women and Minorities Are The Future Of Tech”.
- Featured guest on NPR’s “Closer look with Rose Scott and Jim Burgess”.
- Featured guest on Atlanta Tech Edge "Bridging the Digital Divide with Codestart"
- Winner of the “Best MapQuest API Hack" at A3C's hackMusic.
- Top 3 Winner of the “Hack Gentrification” at Goodie Nation

KEY SKILLS

- Project Management
- Digital Marketing
- Customer Service
- Public Speaking
- Software Technology
- Problem Solving
- Multi-Tasking
- Client Relations